MAIL STOP 0511

									March 3, 2005

Mr. Brian Power
President
Golden West Brewing Company, Inc.
945 West 2nd Street
Chico, CA  95928

Re:	Golden West Brewing Company, Inc.
Registration Statement on Form SB-2
File No. 333-121351
      Amendment No. 1 Filed February 2, 2005

Dear Mr. Power,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We re-issue our prior comment 2. The amendment submitted on EDGAR is unpaginated. Please include page numbers in your next amendment as required by Item 502(a) of Regulation S-B.
2. Please file the red-lined version of each amendment in addition to the non-red-lined version on Edgar.
3. We reissue prior comment three. Please remove the references to the "Company" and instead use your actual company name or a shortened version of it throughout the prospectus.
4. We note that the acquisition must be consummated prior to the release of funds from escrow. We also note that it appears the acquisition may be consummated after the offering has been completed.
We generally are unclear how the escrow will operate given the potential delay in the acquisition. Please explain. In this regard, please explain how you will be able to determine that the conditions for your offering are met, if the acquisition has not been completed.
We may have further comment.
5. Provide a current consent in any amendment and ensure that the financial statements are updated as required by Item 310(g) of Regulation S-B. Since you do not meet all of the conditions of Item
310(g)(2) of Regulation S-B, you must provide audited financial statements for the year ended December 31, 2004 in your next amendment. Please note this updating may affect the pro forma financial statements that are required in the registration statement.
Also, please include an updated accountants` consent in the amendment to the registration statement.
Prospectus Cover Page

6. Please provide a page number for the cross-reference to the risk factors section, as required by Item 501(a)(5) of Regulation S-B.
Summary

7. Please update your disclosure to reflect the current status of all
regulatory approvals, including the application date for each approval. Additionally, please disclose what effect the delinquent fees owed to the BATF and California Alcohol Beverage Control may have on Golden West`s applications to such entities.
8. Please revise the term of the offering to indicate, as stated
on
the cover page, that the offering may be extended by an additional
90
days.
9. We note the statement that the company reserves the right to accept lesser amounts than the minimum of 1,000 shares per investor.
Please disclose those circumstances where the company will accept less than the minimum per investor. We may have further comment. Pro Forma Financial Summary Financial Data

10. We note your revisions in response to prior comment 12. We believe that the pro forma net loss per share for the year ended December 31, 2003 should be based on the shares that were actually outstanding during the period, plus the shares that will be issued in the acquisition. Accordingly, the number of shares used for disclosures relating to the year ended December 31, 2003 would be different from the number used for the nine months ended September 30, 2004. In addition, there are several typographical errors in your revised disclosures. Please revise your disclosures as appropriate.
11. The adjusted pro forma balance sheet data appears to reflect both an increase in total assets for the gross proceeds and a decrease in liabilities for anticipated payments with the proceeds. As a result, it does not balance. Please revise to exclude the anticipated change in liabilities from the use of proceeds.
Risk Factors

12. We reissue prior comment 13. Many of the risk factor subheadings continue to only state facts and uncertainties. Please revise these subheadings to ensure that they reflect the material risks that you discuss in the text. We direct your attention to risk factors four, six, thirteen, fourteen, seventeen, eighteen, and twenty-one.
13. We reissue prior comment fourteen. The second, tenth, twenty-third, and twenty-fifth risk factors are generic risks that should be removed.
14. We reissue prior comment fifteen. Since the shares will be held in escrow and returned to investors no later than 180 days from the commencement of the offering, we are unable to see the risk to investors in risk factor three. Please revise or remove.
15. We note the removal of the risk factor subheading for former risk factor eleven, discussing the volatility of the stock price. Please add back this subheading.
16. We reissue prior comment 18. To the extent possible, please avoid the generic conclusion you make in several of your risk factors that the risk discussed would have an adverse affect on your business or operations or that your operations may suffer. Instead, please replace this language with specific disclosure of how your financial condition would be affected as well as putting the risk in context by making the magnitude of the risk clear. See risk factors 5, 8 through 11, 14, 17, 18, and 20 through 27.
17. We note your response to our prior comment 22, wherein you state that two employees have substantial experience in the micro brewing business. However, neither person is disclosed under the section "Directors, Executive Officers, and Key Employees" and we note your statement that Golden West does not have any written employment agreements with any of its executive officers or key employees, nor does it have or maintain key man life insurance on any of its employees. In light of such disclosure, we re-issue our prior comment 22. Please add a risk factor discussing the apparent lack of brewing experience or experience running brewing operations in any of
Golden West`s directors, executive officers or key employees.
18. We reissue prior comment 23. Consider combining risk factors twenty and twenty-one, as both discuss environmental regulations.
19. Given the materiality of the risks, consider relocating the twenty-eighth and twenty-ninth risk factors to the beginning of the risk factors section.
Use of Proceeds

20. We partially reissue our prior comment 27. Please disclose within the prospectus the amount of debt that will be repaid to officers, directors, or related parties. If none, clearly state in the prospectus. Furthermore, please clarify the amount allocated to each delinquent account and the amount that will be paid on each at the varying levels of proceeds. If these delinquent accounts incur interest, please disclose the rate.
21. Please provide more specificity concerning each of the line items within the category of Working Capital. Your attention is directed to Item 504 Regulation S-B. Please break down the specific allocation of the working capital.
22. We reissue our prior comment 30. Please disclose within the prospectus the amount of proceeds that will be paid to officers and directors. If none, clearly state.
23. We reissue prior comment 31. We note the fourth risk factor, which states that changing business conditions may cause management to change the use of proceeds in this offering, that management has broad discretion over the use of proceeds, and that you cannot assure investors that the uses will not vary substantially from your current intentions. We further note similar disclosure in this section. You may reallocate your use of proceeds if you clearly discuss the circumstances that would require management to alter the use of proceeds from this offering and discuss the alternatives to the currently stated uses. Please refer to Instruction 7 to Item 504 of
Regulation S-K for guidance.
Pro Forma Capitalization

24. The unadjusted accumulated deficit account appears to be the pro forma amount, after the acquisition of Butte Creek, while the other accounts presented appear to be those of Golden West, unadjusted. Also the "as adjusted" amounts do note agree with those presented in the Pro Forma Summary Financial Data. Please provide us with a supplemental schedule supporting the amounts shown.
Management`s Discussion and Analysis

25. We note the disclosure that you may seek bridge loans from unrelated or related parties to increase your capacity before the completion of this offering. If you enter into any arrangements or agreements prior to effectiveness of the registration statement, please confirm supplementally that you will file an amendment to the registration statement to revise the disclosure accordingly. Furthermore, consider revising the disclosure in the use of proceeds section to reflect this possible change in the use of proceeds.
26. We reissue prior comment 35. In the executive level overview, you should discuss the events, trends, risks and uncertainties that management views as most critical to the company`s revenues, financial position, liquidity, plan of operations, results of operations and any material commitments for capital expenditures and the expected sources of funds for such expenditures. The overview should not simply be a repetition of the business description or a description of the industry overall. Focus instead upon your specific company.
27. Please provide greater discussion of the other expenses that resulted in an increase of $117,526 from the nine months ended 2003 to 2004.
28. In discussing the other income and expense, clarify whether the amounts are income or expenses.
29. We reissue prior comment 37. Please disclose the cash balance as of the most recent practicable date and disclose how long you can currently satisfy your cash requirements.
30. We partially reissue prior comment 38. Please disclose the material terms, such as the term of the lines of credit and any covenants, conditions or other material provisions. Lastly, disclose whether you are in compliance with all covenants, conditions and provisions.
31. We reissue our prior comment 39. Please disclose the material terms of the notes payable and file as an exhibit.
32. We note your revisions in response to prior comment 41. For the discussion relating to the nine months ended September 30, 2004, please revise your disclosure to eliminate the duplicative disclosures pertaining to several line items. It appears that this could be accomplished by deleting the first four paragraphs under this section.
Business

Background and Overview

33. We do not understand your response to our prior comment 45, that
"there exists no affiliation or other relationship between Golden West, its officers, directors or affiliates and Butte Creek, its officers, directors, or affiliates." At a minimum, it would appear that relationships exist by way of the Mt. Shasta Ale trademark. Please include affirmative disclosure with respect to any affiliation or relationship between Golden West, its officers, directors, or affiliates and Butte Creek, its officers, directors, or affiliates.
34. We note you plan to rely upon section 4(2) as an exemption for the issuance of 200,000 shares of common stock in connection with the acquisition of Butte Creek. Supplementally provide us with the facts supporting the reliance upon the exemption
35. We note the working capital adjustment. Please provide an example (based upon the most recent financial statements) of the estimated number of shares that would be issued pursuant to this provision.
36. Please include your supplemental response to prior comment 48 in the prospectus.
Ingredients and Raw Materials
37. We re-issue our prior comment 52. Please name all principal suppliers. We note the disclosure that there is high demand and limited quantities of organic hops. Material agreements with principal suppliers should be discussed in the prospectus and filed as exhibits. If you do not have agreements with key suppliers, disclose and state the risk to the company. Lastly, if any of your material suppliers are affiliated vendors, disclose and state the affiliation.

Sales and Distribution
38. Disclose whether you have arrangements or agreements with major customers. If so, disclose the major terms and file as exhibits. If not, discuss the risk to the company.
39. Please reconcile the disclosure in this section with the statement that three distributors accounted for 22.8% of your sales in 2003.

Trademarks and Intellectual Property

40. We note your filing of the Trademark Assignment Agreement as an exhibit to the Registration Statement. Please file a final, dated (complete with month and day) and executed copy of the agreement. We may have further comment. Disclose whether any consideration was paid as part of the assignment.
41. Additionally, we note that the Trademark Assignment Agreement contains the following language: "Assignor assigns to Assignee all of its right, title, and interest in and to the Mark, including all goodwill associated therewith, free from any notice or claim asserted or threatened by any third party due to the infringement of any trade name, trademark, service mark, copyright, or license of any person or organization." (emphasis added) Please discuss the validity of the agreement in light of its date (2005) and your previous disclosure that appears to indicate that Golden West was aware that the trademark registrant was engaged in litigation with a third party with respect to alleged infringement prior to execution of such assignment agreement. We may have further comment.
42. Please explain how, in light of the Trademark Assignment Agreement, Golden West has not become involved in the litigation.
43. We note that you contract microbrew for Bison Brewing Company. Please disclose the percent of revenues generated from this contract.
If the contract is material, please file as an exhibit and discuss the material terms. If you expect a material portion of revenues in the future to be generated from similar arrangements, please consider including disclosure in the discussion of your business and operations.
Executive Compensation

44. Please revise tables 2 and 3 to include Mr. Atmore. This information should be updated as of the most recent fiscal year end,
2004.
Certain Relationships and Related Transactions

45. We reissue our prior comment 66. Please disclose the date of the issuance of 400,000 shares to the five investors listed in the first paragraph of this section. Additionally, please reconcile such disclosure with the first paragraph of the section entitled "Recent
Sales of Unregistered Securities" which appears to contradict the disclosure in this section.
46. Please reconcile the individual who guaranteed the line of credit with disclosure in the MD&A section.
The Offering

47. Please reconcile the reference to offering on a best efforts basis up to 500,000 shares of common stock with the disclosure throughout the prospectus.
48. Clarify in the third bulleted point of this section that all funds will be "promptly" returned to investors.
49. Please clarify, if true, that the offering will remain open until
"the earlier of" all of the shares being sold or the 90 days (with a
90 day extension).
50. We note your supplemental response that John C. Power is not eligible to rely upon Rule 3a4-1 safe harbor from registration as a broker-dealer. We also note your disclosure that Golden West will rely primarily on the efforts of John C. Power in offering its securities to the public. Please disclose the exemption from registration as a broker-dealer that Mr. Power is to rely upon as we note that it does not appear that he is currently registered as a broker-dealer.
51. We note the significant investment activities in which John C. Power and Brian Power are involved. Please provide the staff with information supplemental to your registration statement as to why these two persons are not affiliates of broker-dealers.
Financial Statements

52. We note your response to prior comment #87. Please supplementally provide us the analysis you referred to that supports the values assigned to the intangible assets. With regards to the amount assigned to registered trademarks, we believe that the use of an indefinite life for an intangible asset should be highly infrequent and does not appear to be appropriate in this case, particularly since you believe that any goodwill relating to the transaction would likely be impaired. Please revise the useful life for the registered trademarks accordingly.
53. We note your response to prior comment #88. We note you did not provide any specific accounting guidance that supports this treatment in your response. We do not believe it is appropriate to assume that goodwill will be impaired as part of the pro forma adjustments. Based on your disclosure in Note 1 to the pro forma financial statements, the goodwill would appear to represent the value to Golden West of acquiring an existing brewery operation. The analysis of potential goodwill impairment must be conducted after the acquisition has been consummated, using the methodology outlined in
FAS 142. Accordingly, please remove all references to the valuation allowance against goodwill in the financial statements, pro forma financial statements, and the remainder of the registration statement. However, if you believe that a material impairment charge is reasonably likely to occur in the future, you should disclose this as a known trend or uncertainty in accordance with Item 303(b) of Regulation S-B.
54. In your response to our prior comment #77, you state, "Should the contract close, the advances would be converted to an investment, at which time a valuation would be made to determine if a valuation allowance was needed." However, if the business combination is completed, the advances would be treated as part of the purchase price in the purchase accounting, which would ultimately give rise to goodwill. As such, it appears to us that the advances should be treated as an investment in Butte Creek, unless management considers it probable that the acquisition will not occur. Please revise the financial statements of Golden West accordingly, as well as the pro forma financial statements.
Part II

Exhibits

55. Please file executed and dated copies of the initial Asset Purchase and Sale Agreement, the Fund Escrow Agreement, and the Assignment Agreement.
56. Please file as an exhibit the agreement with certain officers and directors who have agreed not to sell or otherwise dispose of their shares for a period of six months from the date of the registration statement.
Signatures

57. Please have your company`s principal accounting officer sign in this capacity.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar at (202) 942-2847 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 824-5532, or Pamela Howell, who supervised the review of your filing, at (202) 942-1954.



						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies


cc:	Clifford L. Neuman
      Fax:  (303) 449-1045
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Golden West Brewing Company, Inc.
March 3, 2005
Page 1